Exhibit 8(a)


           The following is a true and correct copy of a letter to the Board of Directors of KeyCorp and Board of Directors of Commercial Bancorporation of Colorado from Baker & Hostetler

                  BAKER & HOSTETLER LETTERHEAD


                        January 18, 1994



Board of Directors
KeyCorp
One KeyCorp Plaza
Albany, New York 12207

Board of Directors
Commercial Bancorporation of Colorado
3300 East First Avenue
Denver, Colorado 86286

Members of the Boards:

          This is in response to your request for our tax opinion on the proposed merger (the "Merger") of Commercial Bancorporation of Colorado ("CBC") into Key Bancshares of Colorado, Inc. ("KBC"), a wholly-owned subsidiary of KeyCorp ("KeyCorp"). The conclusions presented herein are based on the facts and representations in the Amended and Restated Agreement and Plan of Acquisition, Reorganization and Merger by and between KeyCorp and CBC dated as of September 11, 1993 (the "Agreement"), the Proxy Statement-Prospectus included as a part of the Registration Statement on Form S-4 filed by KeyCorp with the Securities and Exchange Commission ("SEC") on January 18, 1994, the representations of facts as set forth in letters dated January 10 and 12, 1994 from KeyCorp and CBC, and the applicable tax law as it exists today. We have assumed with your consent that the representations in such letters are true and there will be no change in any of the facts material to this opinion between the date of this opinion and the Merger Effective Date.

FACTS

          KeyCorp is a corporation duly incorporated and existing in good standing under the laws of the State of New York and is a multi-regional financial services holding company registered under the Bank Holding Company Act of 1956, as amended.

          The authorized capital stock of KeyCorp consists of
(i) 350,000,000 shares of common stock, par value $5.00 per share ("KeyCorp Common Stock"), of which 101,211,313 shares were outstanding as of June 30, 1993 and (ii) 10,000,000 shares of preferred stock, par value $5.00 per share, of which 479,394 shares of Adjustable Rate Cumulative Preferred Stock Series A (redeemed August 2, 1993) and 1,280,000 shares of Cumulative Preferred Stock Series B were outstanding as of June 30, 1993. The common stock of KeyCorp is listed on the New York Stock Exchange ("NYSE"). KeyCorp and its subsidiaries file a consolidated federal income tax return.

          On October 1, 1993 KeyCorp entered into a Shareholders Protection Rights Agreement with Key Trust Company, as rights agent (the "KeyCorp Rights Agreement") pursuant to which holders of KeyCorp Common Stock received a dividend of rights ("KeyCorp Rights") to purchase participating preferred stock. Until the occurrence of certain events ("triggering events"), KeyCorp Rights are evidenced by KeyCorp Common Stock certificates, are transferable with and only with KeyCorp Common Stock, and may be redeemed, at the option of KeyCorp, for $.01 per KeyCorp Right. The KeyCorp Rights are not exercisable except upon the occurrence of a triggering event.

          KeyCorp through its eleven banking subsidiaries in New York, Alaska, Colorado, Idaho, Maine, Oregon, Utah, Washington and Wyoming provides banking services to individual customers, small and medium sized businesses and municipalities. In addition, KeyCorp offers a variety of personal and commercial financial services through other subsidiaries, including mortgage servicing, trust, credit life reinsurance, equipment leasing, securities brokerage, annuity sales, asset management, and data processing.

          KBC, a wholly-owned subsidiary of KeyCorp, is a corporation organized under the laws of the State of Colorado for purposes of this transaction.

          CBC is a corporation duly incorporated and existing in good standing under the laws of the State of Colorado and is a bank holding company duly registered under the Bank Holding
Company Act of 1956, as amended.

          As of September 30, 1993, the authorized capital stock of CBC consisted of (i) 5,600,000 shares of voting common stock, par value $1.00 per share, of which 2,642,980 shares of Class A Common Stock were issued and 2,413,502 shares were outstanding and 431,950 shares of Class B Common Stock were issued and outstanding, and (ii) 180,000 shares of preferred stock, par value of $1.00 per share, of which no shares were outstanding.
As of September 30, 1993, CBC was obligated under certain circumstances to issue up to (i) 290,432 additional shares of Class A Common Stock pursuant to the terms of its Adjustable Rate Convertible Subordinated Debentures Due 2004 and (ii) 62,700 additional shares of Class A Common Stock pursuant to its Employee Stock Option Plan. On September 12, 1993, in connection with the Agreement, CBC also granted to KeyCorp options to purchase newly issued shares of Class A Common Stock and Class B Common Stock, up to 19.9% of the shares outstanding, upon the occurrence of certain events. CBC has four shareholders who directly or beneficially own 5 percent or more of its stock. The CBC Class A Common Stock is traded over the counter on the NASDAQ National Market System. CBC and its subsidiaries file a consolidated federal income tax return.

          CBC is a multi-bank holding company engaged in the commercial banking business through five wholly-owned subsidiaries with eleven banking offices in Colorado. CBC offers a variety of deposit services and concentrates on secured lending to small and medium sized businesses.

THE TRANSACTION

          KeyCorp and CBC desire to combine their respective businesses through a tax-free reorganization (the "Transaction") so that the respective depositors and borrowers can obtain the benefit of a more efficient and larger enterprise with an expanded market area. Among the factors considered by the Boards of Directors of KeyCorp and CBC were the historical operating results, current financial condition, business and management and future financial and other prospects of the companies, respectively and combined, and the advice of their respective financial advisors as to the fairness to KeyCorp and CBC stockholders, from a financial point of view, of the consideration to be paid by KeyCorp and received by the shareholders of CBC in the Merger. Also considered were the operating philosophies, relative size, competitive position and geographic market areas of KeyCorp and CBC.

          The Agreement provides for the acquisition of CBC by KeyCorp through the merger of CBC with and into KBC, with KBC being the surviving corporation (the "Merger"). As a result of the Merger, the separate existence of CBC shall cease, and all of its assets, properties, obligations and liabilities shall become the assets, properties, obligations and liabilities of KBC as the surviving corporation in the Merger. The affirmative vote of the holders of at least 66 2/3% of the outstanding CBC Class A and Class B Common Stock, voting separately by class, is required for approval of the Agreement.

          At the Merger Effective Date, by virtue of the Merger automatically and without any action on the part of the holders thereof, each share of CBC Class A Common Stock and Class B Common Stock issued and outstanding at the Merger Effective Date shall become and be converted into .7460 of a share of KeyCorp Common Stock, which is voting stock, and the associated KeyCorp Right subject to the following exceptions:

     (i) shares which have not been voted in favor of the approval of the Agreement with respect to which appraisal rights have been perfected in accordance with
          Section 7-4-124 of the Colorado Corporation Code (the
          "Dissenters' Shares"),

    (ii) shares held directly or indirectly by KeyCorp, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, and

    (iii) shares held as treasury stock of CBC.

          The holders of certificates representing shares of CBC
Common Stock, including holders of Dissenting Shares, shall cease to have any rights as stockholders of CBC.

          No fractional shares of KeyCorp Common Stock will be issued in exchange for any shares of CBC Common Stock. In lieu of such fractional share interest, any holder of CBC Common Stock who would otherwise be entitled to a fractional share of KeyCorp Common Stock will, upon surrender of his, her or its certificate or certificates representing CBC Common Stock, be paid the applicable cash value of such fractional share interest, which shall be equal to the product of the fraction multiplied by the average closing price of KeyCorp Common Stock reported on the NYSE Composite Transactions reporting system for the twenty NYSE trading days ending on the fifth NYSE trading day prior to the Merger Effective Date.

          Prior to the Merger Effective Date, CBC will deposit funds with Colorado National Bank, as escrow agent, (the "Escrow Fund") out of which all amounts due holders of Dissenting Shares and all expenses in connection with such Dissenting Shares will be paid.

          As soon after the Merger Effective Date as administratively feasible, KeyCorp intends to cause KBC to merge into KeyCorp and then to cause the bank subsidiaries of KBC (consisting of those subsidiaries which were formerly the bank subsidiaries of CBC) and Key Bank of Colorado, wholly-owned subsidiary of KeyCorp, to be consolidated into Century Bank Sterling, one of the bank subsidiaries of CBC.
          On October 1, 1993, KeyCorp entered into a merger agreement with Society Corporation, a bank holding company incorporated under the laws of Ohio ("Society"), pursuant to which KeyCorp will merge with and into Society with Society as the surviving corporation (the "KeyCorp/Society Merger") under the name Key Bancshares Inc. ("Key Bancs"). Key Bancs is expected to become the 10th largest bank holding company in the United States ranked by assets as a result of KeyCorp/Society Merger. Holders of KeyCorp Common Stock (other than holders who perfect dissenters' rights) will receive 1.205 shares of Key Bancs voting common stock (the "Key Bancs Common Stock") (except for cash in lieu of fractional shares) and associated Key Bancs Rights and holders of KeyCorp Preferred Stock will receive shares of Key Bancs preferred stock in the KeyCorp/Society Merger. The KeyCorp/Society Merger is subject to various regulatory and shareholder approvals and will occur after the Transaction.
Thus, holders of CBC Common Stock will receive shares of KeyCorp Common Stock in the Transaction and if they hold such shares at the effective time of the KeyCorp/Society Merger will receive shares of Key Bancs Common Stock (or cash in lieu of fractional shares) in the KeyCorp/Society Merger. Since the CBC/KeyCorp Merger was not consummated prior to the record date for the KeyCorp shareholder vote on the KeyCorp/Society Merger, CBC shareholders will not have an opportunity to vote on the KeyCorp/Society Merger or to exercise dissenters' rights with respect to that transaction.

REPRESENTATIONS

          In order to determine the consequences of the Transaction for federal income tax purposes, you have directed us to rely on the following representations:

     (1) The fair market value of the KeyCorp Common Stock received by each CBC shareholder will be approximately equal to the fair market value of the CBC Common Stock surrendered in the Transaction.

     (2) There is no plan or intention by the shareholders of CBC who own 5 percent or more of the CBC Common Stock, and to the best of the knowledge of the management of CBC, there is no plan or intention on the part of the remaining shareholders of CBC to sell, exchange or otherwise dispose of a number of shares of KeyCorp Common Stock received in the Transaction (or such shares of Key Bancs Common Stock exchanged for such shares of KeyCorp Common Stock pursuant to the KeyCorp/Society Merger) that would reduce the CBC shareholders' ownership of KeyCorp Common Stock or Key Bancs Common Stock to a number of shares having a value, as of the Merger Effective Date, of less than 50 percent of the value of all of the formerly outstanding CBC Common Stock as of the same date. For purposes of this representation, shares of CBC Common Stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of KeyCorp Common Stock are treated as outstanding CBC Common Stock at the Merger Effective Date. Moreover, shares of CBC Common Stock and KeyCorp Common Stock or Key Bancs Common Stock held by CBC shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Transaction are considered in making this representation.

     (3) KBC (and pursuant to the merger of KBC into KeyCorp, KeyCorp) will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by CBC immediately prior to the Transaction. For purposes of this representation, amounts transferred by CBC to the Escrow Fund to pay holders of Dissenting Shares, amounts used by CBC to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by CBC immediately preceding the Transaction will be included as assets of CBC held immediately prior to the Transaction.

     (4) Prior to the Transaction, KeyCorp will be in control of KBC within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code").

     (5) Following the Transaction, KBC will not issue additional shares of its stock that would result in KeyCorp losing control of KBC within the meaning of
          Section 368(c) of the Code.

     (6) KeyCorp and KBC have no plan or intention to reacquire any of KeyCorp Common Stock issued in the Transaction.

     (7) KeyCorp or Key Bancs has no plan or intention to sell or otherwise dispose of the stock of KBC, and KeyCorp, Key Bancs and KBC have no plan or intention to sell or otherwise dispose of any of the assets of CBC acquired in the transaction, except for the merger of KBC into KeyCorp and dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

     (8) Pursuant to the Transaction, the KeyCorp Common Stock will be distributed to the shareholders of CBC.
     (9) The liabilities of CBC assumed by KBC (and pursuant to the merger of KBC and KeyCorp, KeyCorp) and the liabilities to which the transferred assets of CBC are subject were incurred by CBC in the ordinary course of its business.

     (10) Following the merger of CBC into KBC, KBC, (and after the merger of KBC into KeyCorp, KeyCorp) will continue the historic business of CBC or use a significant portion of CBC's business assets in a business.

     (11) KeyCorp, KBC, CBC and the shareholders of CBC will pay their respective expenses, if any, incurred in connection with the Transaction.

     (12) There is no intercorporate indebtedness existing between KeyCorp and CBC or between KBC and CBC that was issued, acquired, or will be settled at a discount.

     (13) No two parties to the Transaction are "investment companies" as defined in Sections 368(a)(2)(F)(iii) and
          (iv) of the Code.

     (14) CBC is not under the jurisdiction of a court in a Title
          11 or similar case within the meaning of Section
          368(a)(3)(A) of the Code.

     (15) The fair market value of the assets of CBC transferred to KBC (and pursuant to the merger of KBC into KeyCorp, KeyCorp) will equal or exceed the sum of the liabilities assumed by KBC (and pursuant to the merger of KBC into KeyCorp, KeyCorp), plus the amount of liabilities, if any, to which the transferred assets are subject.

     (16) Neither KeyCorp nor KBC owns, directly or indirectly, nor has either owned during the past five years, directly or indirectly, any stock of CBC.

     (17) No stock of KBC will be issued in the Transaction.

     (18) The payment of cash in lieu of fractional shares of KeyCorp Common Stock is solely for the purpose of avoiding the expense and inconvenience to KeyCorp of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Transaction to shareholders of CBC instead of issuing fractional shares of KeyCorp Common Stock will not exceed 1 percent of the total consideration that will be issued in the Transaction to the shareholders of CBC in exchange for their shares of CBC Common Stock. The fractional share interests of each shareholder of CBC will be aggregated, and no shareholder of CBC will receive cash in an amount equal to or greater than the value of one full share of KeyCorp Common Stock.

     (19) None of the compensation to be received by any shareholder-employees of CBC will be separate consideration for, or allocable to, any of their shares of CBC Common Stock; none of the shares of KeyCorp Common Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

     (20) Any shareholders of CBC who do not vote in favor of the Transaction and perfect their appraisal rights under applicable law shall receive cash only from the Escrow Fund established by CBC prior to the Transaction in exchange for the surrender of their shares of CBC Common Stock.

     (21) The merger of CBC into KBC will qualify as a statutory merger under the laws of Colorado. Additionally, if CBC had merged into KeyCorp, it would have met the general requirements of a merger under applicable law.

     (22) The KeyCorp Rights Agreement was adopted for the principal purpose of providing a mechanism by which KeyCorp can provide shareholders rights to purchase stock at substantially less than fair market value as a means of responding to unsolicited offers to acquire KeyCorp and no "triggering event" has occurred with respect thereto.

     (23) The KeyCorp/Society Merger will qualify as a reorganization under Section 368(a)(1)(A) of the Code.

APPLICABLE LAW

          Section 368(a)(1)(A) of the Code provides that the term "reorganization" means a statutory merger or consolidation.
Under Section 1.368-2(b)(1) of the Treasury Regulations ("Regulations"), in order to qualify as a reorganization under
Section 368(a)(1)(A) of the Code, the transaction must be a merger or consolidation effected pursuant to the corporation laws of the United States or a State or Territory or the District of Columbia. It has been represented that the Merger will qualify as a statutory merger under the laws of Colorado. Accordingly, the Merger should qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

          Section 368(a)(2)(D) of the Code provides that the acquisition by one corporation, in exchange for stock of a corporation (referred to as the "controlling corporation") which is in control of the acquiring corporation, of substantially all of the properties of another corporation shall not disqualify a transaction under Section 368(a)(1)(A) if (i) no stock of the acquiring corporation is used in the transaction, and (ii) in the case of a transaction under Section 368(a)(1)(A), such transaction would have qualified under Section 368(a)(1)(A) had the merger been into the controlling corporation.

          Section 368(c) of the Code provides that the term "control" means the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

          At the time of the Transaction, KeyCorp will directly own 100% of the issued and outstanding stock of KBC; therefore, KeyCorp will be in control of KBC within the meaning of Section 368(c) of the Code. Rev. Proc. 77-37, 1977-2 C.B. 568, provides that the "substantially all" requirement of Sections 368(a)(2)(D) and 368(a)(1)(C) is satisfied if there is a transfer of assets representing at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the corporation immediately prior to the transfer. All payments to dissenters and all redemptions and distributions (except for regular, normal distributions) made by the corporation immediately preceding the transfer and which are part of the plan of reorganization will be considered as assets held by the corporation immediately prior to the transfer. It has been represented that KBC will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by CBC immediately prior to the Merger. No stock of KBC will be issued in the Merger.

          It has been represented that the Merger will qualify as a statutory merger under the laws of Colorado and that, if CBC had merged into KeyCorp, it would have met the general requirements of a merger under applicable law.

          Section 1.368-2(b)(2) of the Regulations, in discussing the requirement of Section 368(a)(2)(D)(ii) of the Code that the merger of the target corporation into the acquiring corporation would have qualified as a statutory merger under Section 368(a)(1)(A) of the Code had the merger been into the controlling corporation, states:

          "The foregoing test of whether the transaction would have qualified under Section 368(a)(1)(A) if the merger had been into the controlling corporation means that the general requirements of a reorganization under
          Section 368(a)(1)(A) (such as a business purpose, continuity of business enterprise, and continuity of interest) must be met in addition to the special requirements of Section 368(a)(2)(D). Under this test, it is not relevant whether the merger into the controlling corporation could have been effected pursuant to State or Federal corporation law."

          Rev. Rul. 74-297, 1974-1 C.B. 84, held that the merger of an unrelated domestic corporation into the wholly-owned domestic subsidiary of a foreign corporation through an exchange of the parent corporation's stock, which met the business purpose and continuity requirements of Section 368(a)(1)(A) of the Code, qualified as a reorganization by reason of the application of
Section 368(a)(2)(D) (subject to meeting certain requirements under Section 367 that are not relevant to this discussion). Although not citing Section 1.368-2(b)(2) of the Regulations, Rev. Rul. 74-297 rested its holding on a rationale that is almost word-for-word identical with that portion of the regulations quoted above. Based upon the representation that CBC could merge into KeyCorp if the Agreement had provided, the requirements of
Section 368(a)(2)(D)(ii) should be met.

          Because KBC will be merged into KeyCorp as soon after the Merger Effective Date as administratively feasible, it is likely that the Transaction will be considered an acquisition by KeyCorp of substantially all of the assets, properties, liabilities and obligations of CBC in exchange for KeyCorp Common Stock. In Rev. Rul. 72-405, 1972-2 C.B. 217, the Internal Revenue Service, citing Rev. Rul. 67-274, 1967-2 C.B. 141, held that where a target corporation was merged into a subsidiary of a parent corporation in exchange for the parent corporation stock and as part of the overall plan the subsidiary was immediately liquidated into parent corporation, the merger of target into subsidiary followed by the liquidation of the subsidiary into the parent corporation would not constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, but would be considered an acquisition by parent corporation of the assets of target corporation in a reorganization described in Section 368(a)(1)(C) of the Code.

          Section 368(a)(1)(C) of the Code provides the acquisition by one corporation, in exchange solely for all or part of its voting stock, of substantially all of the properties of another corporation constitutes a "reorganization" and in determining whether the exchange is solely for stock, the assumption by the acquiring corporation of a liability of the other, or the fact that property acquired is subject to a liability, shall be disregarded. Section 368(a)(2)(B) of the Code provides that if an acquisition of substantially all the assets would qualify under Section 368(a)(1)(C) of the Code but for the fact that the acquiring corporation exchanges money or other property in addition to voting stock and the acquiring corporation acquires, solely for voting stock, property having a fair market valve which is at least 80% of the fair market value of all the property of the other corporation, then such acquisition shall be treated as qualifying as a "reorganization" under Section 368(a)(1)(C) of the Code. For this purpose, liabilities assumed by the acquiring corporation or to which property acquired is subject are treated as money paid for the property.

          As discussed above, it has been represented that KBC will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by CBC immediately prior to the Transaction. Further, KeyCorp will acquire 100% of the fair market value of the net and gross assets of KBC in the merger of KBC into KeyCorp. Therefore, KeyCorp will acquire substantially all the assets of CBC within the meaning of Rev. Proc. 77-37 (supra) and Section 368(a)(1)(C) of the Code.

          Pursuant to the Transaction, solely KeyCorp Common Stock, which is voting stock, and associated KeyCorp Rights will be exchanged for the assets of CBC, except that cash will be issued in lieu of fractional shares of KeyCorp Common Stock. In Rev. Rul. 90-11, 1990-1 C.B. 10, the Internal Revenue Service held that rights similar to the associated KeyCorp Rights do not constitute "property," at least until a "triggering event" occurs. It has been represented that the payment of cash in lieu of fractional shares of KeyCorp Common Stock is solely for the purpose of avoiding the expense and inconvenience to KeyCorp of issuing fractional shares and does not represent separately bargained for consideration. In Rev. Rul. 66-365, 1966-2
C.B. 116, the Internal Revenue Service held that the receipt of cash in lieu of fractional shares under such circumstances will not violate the "solely for voting stock" requirement of Section 368(a)(1)(C) of the Code.
          Payments of cash to shareholders of CBC who perfect dissenters rights will not violate the "solely for voting stock" requirement because such payments will be made from an escrow fund established and funded by CBC prior to the Transaction. In Rev. Rul. 68-285, 1968-1 C.B. 147, the Internal Revenue Service held that because dissenting shareholders cease to have rights as shareholders and receive payments from an escrow fund established by the target corporation prior to the Transaction, the "solely for voting stock" requirement is not violated.

          In addition to the definitional requirements set forth in the statute, in order for a transaction to be a tax-free reorganization, certain requirements set forth under Section 1.368-1(b) of the Regulations must be satisfied. The Regulations provide that the purpose of the reorganization provisions of the Code is to except from the general rule of taxability certain specifically described exchanges incident to such readjustments of corporate structures made in one of the particular ways specified in the Code, as are required by business exigencies and which effect only a readjustment of continuing interest in property under the modified corporate forms. Requisite to a reorganization under the Code are a continuity of the business enterprise under the modified corporate form and a continuity of interest therein on the part of those persons who, directly or indirectly, were the owners of the enterprise prior to the reorganization.

          To be treated as a reorganization, the transaction must be planned and carried out for a genuine business purpose. KeyCorp believes the Transaction will permit it to expand its business operations in Colorado while benefiting from the addition of CBC's personnel, deposit-taking and loan-origination market shares and loan portfolio. KeyCorp and CBC believe that they will be in an enhanced competitive position with respect to other financial institutions in Colorado after the Transaction and that economies of scale are likely to be achieved as a result of the Transaction. CBC believes the Transaction will offer enhanced opportunities for CBC to meet the needs of its banking customers and other members of the communities served by CBC.
CBC also believes the Transaction will afford the shareholders of CBC the benefit of KeyCorp's stronger relative capital position and a more liquid market for KeyCorp Common Stock. This should satisfy the genuine business purpose requirement for the Transaction.

          Section 1.368-1(d) of the Regulations provides that continuity of business enterprise requires that the acquiring corporation either (i) continue the acquired corporation's historic business or (ii) use a significant portion of the acquired corporation's historic business assets in a business. It has been represented that after the Transaction, KBC (and after the merger of KBC into KeyCorp, KeyCorp) will continue the historic business of CBC or use a significant portion of such historic business assets in its business. Accordingly, the Transaction should meet the continuity of business enterprise requirement.

          The consolidation of the various subsidiary banks of CBC and Key Bank of Colorado into Century Bank of Sterling, an existing subsidiary bank of CBC, will not adversely affect the continuity of business enterprise requirement.

          Under Section 1.368-1(b) of the Regulations, the continuity of interest doctrine requires that in a reorganization there must be a continuing interest through stock ownership on the part of those persons who, directly or indirectly, were the owners of the stock of the acquired corporation prior to the reorganization. Rev. Proc. 77-37 (supra) provides that the continuity of interest requirement of Section 1.368-1(b) of the Regulations is satisfied if there is continuing interest through the stock ownership in the acquiring or transferee corporation on the part of the former shareholders of the acquired or transferor corporation which is equal in value, as of the effective date of the reorganization, to at least 50 percent of the value of all of the formerly outstanding stock of the acquired or transferor corporation as of the same date.

          It is not necessary that each shareholder of the acquired or transferor corporation receive in the exchange stock of the acquiring or transferee corporation, or a corporation in "control" thereof, which is equal in value to at least 50 percent of the value of his former stock interest in the acquired or transferor corporation, so long as one or more shareholders of the acquired or transferor corporation have a continuing interest through stock ownership in the acquiring or transferee corporation (or a corporation in "control" thereof) which is, in the aggregate, equal in value to at least 50 percent of the value of all of the formerly outstanding stock of the acquired or transferor corporation. Sales, redemptions, and other dispositions of stock occurring prior or, if planned or intended by the shareholder at the time of the Transaction, subsequent to the exchange will be considered in determining whether there is a 50 percent continuing interest through stock ownership as of the effective date of the reorganization.

          It has been represented that there is no plan or intention by the shareholders of CBC who own 5 percent or more of CBC Common Stock and, to the best of the knowledge of the management CBC, there is no plan or intention on the part of remaining shareholders of CBC Common Stock to sell, exchange, or otherwise dispose of a number of shares of KeyCorp or Key Bancs Common Stock that will reduce CBC shareholders' ownership of such stock to a number of shares having, as of the date of the Transaction, a value of less than 50 percent of the total value of all the formerly outstanding shares of CBC Common Stock as of the same date. Accordingly, the Transaction should meet the continuity of interest requirement.

          The 50 percent continuity of interest standard set forth in Rev. Proc. 77-37 is a guideline utilized by the Internal Revenue Service in determining whether to issue an advance ruling, and does not represent how much continuity of interest is needed in a reorganization as a matter of law. In fact, in Nelson v. Helvering, 296 U.S. 374 (1936), the Supreme Court held that there was a valid reorganization when the continuity of interest was equal to 38 percent.

          The merger of KeyCorp into Society after the Transac-tion will not adversely affect the CBC shareholders' continuing interest through stock ownership in the transferred business of CBC and thus the continuity of interest requirement will be satisfied, provided that CBC shareholders owning the relevant percentage of CBC stock set forth above continue to own Key Bancs Common Stock. In Rev. Rul. 79-250, 1979-2 C.B. 156, the Service held that two successive transactions would be treated as two separate and independent transactions qualifying as reorganizations because each transaction had sufficiently meaningful economic motivation supporting it and each transaction was not dependent on the other for its substantiation. The Transaction and the KeyCorp/Society Merger should be viewed as two separate and independent transactions, because the Transaction was entered into prior to and without knowledge of the KeyCorp/Society Merger. Also the Transaction may occur and will have economic significance even if the KeyCorp/Society Merger does not occur; and the KeyCorp/Society Merger may occur and will have economic significance even if the Transaction does not occur.

          Based upon the analysis set forth above, the Transaction should qualify as a reorganization as described under Sections 368(a) the Code.

          Section 368(b)(2) of the Code provides that the term "a party to a reorganization" includes both corporations, in the case of a reorganization resulting from the acquisition by one corporation of stock or properties of another corporation. In the case of a reorganization qualifying under Section 368(a)(1)(A) by reason of Section 368(a)(2)(D), the term "a party to a reorganization" also includes the controlling corporation referred to in Section 368(a)(2)(D). Accordingly, KeyCorp, KBC and CBC will each be "a party to a reorganization."

          Section 361(a) of the Code provides that no gain or loss shall be recognized to a corporation if such corporation is "a party to a reorganization" and exchanges property, in pursuance of the plan or reorganization, solely for stock or securities in another corporation, "a party to the reorganization."

          Section 361(b) of the Code provides that if Section 361(a) would apply to an exchange but for the fact that the property received in exchange consists not only of stock or securities permitted by Section 361(a) to be received without the recognition of gain, but also of other property or money, then

     (A) Property distributed - If the corporation receiving such other property or money distributes it in pursuance of the plan of reorganization, no gain to the corporation shall be recognized from the exchange, but

     (B) Property not distributed - If the corporation receiving such other property or money does not distribute it in pursuance of the plan or reorganization, the gain, if any, to the corporation shall be recognized.

          The amount of gain recognized under subparagraph (B) shall not exceed the sum of the money and the fair market value of the property so received which is not so distributed.

          Section 357(a) of the Code provides that if the taxpayer receives property which would be permitted to be received under Section 361 without the recognition of gain if it were the sole consideration, and as a part of the consideration, another party to the exchange assumes a liability of the taxpayer, or acquires from the taxpayer property subject to a liability, then such assumption or acquisition shall not be treated as money or other property, and shall not prevent the exchange from being within the provisions of Section 361.

          Since the Transaction is a reorganization under Section 368(a) of the Code and CBC is exchanging its property solely for KeyCorp Common Stock, associated KeyCorp Rights and KeyCorp's assumption of its liabilities, no gain or loss will be recognized by CBC by reason of the Transaction and Sections 361(a) and 357(a) of the Code.

          Section 1032(a) of the Code provides that no gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock of such corporation. In a transaction to which Section 1032(a) applies, the corporation receiving property exchanges its own stock for such property rather than the stock of its parent corporation. Rev. Rul. 57-278, 1957-1 C.B. 124, involves a transaction in which a corporation acquired substantially all of the properties of another corporation in exchange solely for the voting stock of a corporation which was in control of the acquiring corporation in a transaction which was held to qualify as a reorganization described in Section 368(a)(1)(C). The ruling further holds that no gain or loss is recognized to the parent or the subsidiary corporation as a result of the exchanges made pursuant to the plan of reorganization. In the case at hand, CBC will merge with and into KBC in exchange for KeyCorp Common Stock, associated KeyCorp Rights and cash in lieu of fractional shares. The holding in Rev. Rul. 57-278 should apply equally here and accordingly, no gain or loss should result to KeyCorp or KBC as a result of the Transaction.

          Section 362(b) of the Code provides that if property was acquired by a corporation in connection with a reorganization, then the basis of such property shall be the same as it would be in the hands of the transferor, increased by the amount of gain recognized to the transferor on such transfer. Since KBC (and pursuant to the merger of KBC into KeyCorp, KeyCorp) will receive property (i.e., the assets) from CBC in connection with a reorganization within the meaning of Section 368(a) of the Code, the basis of the assets to be received by KBC and KeyCorp will be the same as the basis of those assets in the hands of CBC immediately prior to the transfer.

          Section 1223(2) of the Code provides that, in determining the period for which the taxpayer has held property, however acquired, there shall be included the period for which such property was held by any other person, if such property has, for purposes of determining gain or loss from a sale or exchange, the same basis (in whole or in part) in his hands as it would have in the hands of such other person. Because the basis of the assets to be received by KBC (and pursuant to the merger of KBC into KeyCorp, KeyCorp) will be the same as the basis of those assets in the hands of CBC immediately prior to the transfer, the holding period for the assets of CBC to be received by KBC and KeyCorp will include the period during which such assets were held by CBC.

          Section 354(a) provides that no gain or loss will be recognized if stock in a corporation a party to a reorganization is, in pursuance of the plan of reorganization, exchanged solely for stock in another corporation a party to the reorganization. Therefore, since the shareholders of CBC, a party to the reorganization, will receive solely KeyCorp Common Stock, another party to the reorganization, no gain or loss will be recognized by the shareholders of CBC, except with respect to fractional share interests.

          Section 358(a)(1) of the Code provides that, in the case of an exchange to which Section 354 applies, the basis of the property permitted to be received under Section 354 without the recognition of gain or loss shall be the same as that of the property exchanged, decreased by (i) the fair market value of any other property (except money) received by the taxpayer, (ii) the amount of any money received by the taxpayer, and (iii) the amount of loss to the taxpayer which was recognized on such exchange, and increased by (i) the amount which was treated as a dividend, and (ii) the amount of gain to the taxpayer which was recognized on such exchange (not including any portion of such gain which was treated as a dividend).

          Since the Transaction constitutes an exchange to which
Section 354 of the Code applies, the basis of the KeyCorp Common Stock (including the fractional share interests that they would otherwise be entitled to receive) in the hands of the CBC shareholders will be the same as the basis of the CBC Common Stock surrendered in the exchange.

          Section 1223(1) of the Code provides that, in determining the period for which the taxpayer has held property received in an exchange, there shall be included the period for which the taxpayer held the property exchanged if the property has, for the purpose of determining gain or loss from a sale or exchange, the same basis (in whole or in part) in his hands as the property exchanged, provided the property exchanged at the time of such exchange is a capital asset as defined in Section 1221 or property described in Section 1231. Since the basis of the KeyCorp Common Stock held by the CBC shareholders will have the same basis (in whole or in part) as the stock exchanged, the holding period of the KeyCorp Common Stock (including the fractional share interests that they would otherwise be entitled to receive) will include the period for which the CBC Common Stock was held, provided that such stock was held as a capital asset on the date of the exchange.

          Section 302(b)(3) of the Code provides that if a distribution to a dissenting shareholder is in complete redemption of all of the stock of a corporation owned by such shareholder actually or constructively, such redemption shall be treated as a distribution in part or full payment in exchange for such stock. Under Rev. Rul. 73-102, 1973-1 C.B. 186, because of the operation of Section 302 of the Code, where cash is received by a Dissenting Shareholder who will not receive actually or constructively any KeyCorp Common Stock in the Transaction, such cash will be treated as received by the Dissenting Shareholder as a distribution in redemption of his, her or its stock, subject to the provisions and limitations of Section 302 of the Code.

OPINION

          Based on the facts set forth above, in the Agreement and in the Proxy Statement-Prospectus filed by KeyCorp with the SEC on January 18, 1994, the representations of facts as set forth in letters dated January 10 and 12, 1994 from KeyCorp and CBC, and the applicable tax law as it exists today, our opinion as to the federal income tax consequences of the Transaction is as follows:

o    The Transaction will qualify as a reorganization under
     Section 368(a) of the Code. KeyCorp, KBC and CBC will each be "a party to a reorganization" within the meaning of
     Section 368(b) of the Code.

o No gain or loss will be recognized to CBC upon the transfer of its assets to KBC (and after the merger of KBC into KeyCorp, KeyCorp) in exchange for KeyCorp Common Stock, associated KeyCorp Rights, the assumption by KBC (and after the merger of KBC into KeyCorp, KeyCorp) of the liabilities of CBC, and the cash to be paid in lieu of fractional shares, each of which will be distributed pursuant to the plan of reorganization. Sections 361(a) and 357(a) of the Code.

o No gain or loss will be recognized to KeyCorp or KBC on the receipt of CBC's assets by KBC (and after the merger of KBC into KeyCorp, KeyCorp) and the assumption by KBC (and after the merger of KBC into KeyCorp, KeyCorp) of CBC's liabilities. Rev. Rul. 57-278, 1957-1 C.B. 124.

o The basis of the assets of CBC in the hands of KBC (and after the merger of KBC into KeyCorp, KeyCorp) will be the same as the basis of such assets in the hands of CBC immediately prior to the Transaction. Section 362(b) of the Code.

o The holding period of the property acquired by KBC (and after the merger of KBC into KeyCorp, KeyCorp) from CBC will include the holding period of such property in the hands of CBC immediately prior to the Transaction. Section 1223(2) of the Code.

o No gain or loss will be recognized by a CBC shareholder on the receipt of KeyCorp Common Stock and associated KeyCorp Rights (including any fractional share interest to which such holder may be entitled) solely in exchange for his shares of CBC Common Stock. Sections 356(a) and 356(c) of the Code.

o The basis of KeyCorp Common Stock (including fractional share interest to which such holder may be entitled) received by a CBC shareholder who exchanges CBC Common Stock for KeyCorp Common Stock will be the same as the basis of the CBC Common Stock surrendered in the exchange therefor.
     Section 358(a)(1) of the Code.

o The holding period of the KeyCorp Common Stock (including fractional share interest to which such holder may be entitled) received by a CBC shareholder will include the holding period of the CBC Common Stock surrendered in exchange therefor, provided that such CBC Common Stock was held as a capital asset at the Merger Effective Date.
     Section 1223(1) of the Code.

o Cash received by a CBC shareholder in lieu of a fractional share interest of KeyCorp Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of KeyCorp Common Stock which such shareholder would otherwise be entitled to receive. This receipt of cash will result in gain or loss measured by the difference between the basis of such fractional share interest and the cash received. Such gain or loss will be capital gain or loss to the CBC shareholder, provided the CBC Common Stock was a capital asset in such shareholder's hands and, as such, will be subject to the provisions and limitations of Subchapter P of Chapter 1 of the Code. Rev. Rul. 66-365, 1966-2 C.B. 116, and Rev. Proc. 77-41, 1977-2 C.B. 574.

o Where cash is received by a Dissenting Shareholder, such cash payment will be treated as received by that shareholder as a distribution in redemption of his, her or its CBC Common Stock, subject to the provisions and limitations of
     Section 302 of the Code.  Rev. Rul. 73-102, 1973-1 C.B. 186.

          Our opinion is not the equivalent of a ruling from the Internal Revenue Service and may upon audit be challenged by the Internal Revenue Service. Our opinion is based on the understanding that the relevant facts are, and will be at the Merger Effective Date, as set forth in this letter. It is also based on the Code, Regulations, case law and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. Were there to be such changes, or should the relevant facts prove to be other than as we have reviewed, our opinion could be affected.

          We hereby consent to the reference to us under the heading "The CBC/KeyCorp Merger -- Certain Federal Income Tax Considerations" in the Proxy Statement -- Prospectus and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                              Very truly yours,



                              Baker & Hostetler